RECEIVED

2005 DEC 12 P 4: 11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

9 December 2005

05013191

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

SUPPL

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

BEST AVAILABLE COPY

Date of Issue	Subject
3-11-2005	Singapore Patents Granted for Norwood Immunology
4-11-2005	EGM Results
4-11-2005	Appendix 3B
15-11-2005	NIM – Intention to seek IPO in USA
16-11-2005	NIM – Changes to Board of Directors
16-11-2005	NAL – Results of AGM
16-11-2005	NAL – Chairman's Address to the AGM
16-11-2005	NAL – AGM Presentation
17-11-2005	NIM – Phase II Clinical Trial – Melanoma Cancer Vaccine
18-11-2005	NIM – Chairman's Address to the AGM
18-11-2005	NIM – Presentation to the AGM
1-12-2005	Further Patents Granted for Norwood Immunology
7-12-2005	Immunology Transplantation Tolerance Study Commences
9-12-2005	Notice of Change of Substantial Holder – Form 604

PROCESSED
DEC 13 2005
THOMSON
FINANCIAL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dlw 12/13

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,167,500 Tranche B options over fully paid ordinary shares to Tranche B Convertible Note Holders
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	4,167,500 options expiring 31 August 2009 exercisable at $0.65

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Options – no consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As approved by shareholders at EGM 4 November 2005, issue of options to convertible note holders.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	November 4, 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
188,092,451	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,885,000	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....04/11/2005...............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

norwood
immunology

NORWOOD ABBEY
Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au

Norwood Immunology – Intention to seek Initial Public Offering in the USA

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its subsidiary Norwood Immunology Limited **(AIM: NIM),** the company focussed on the rejuvenation of the immune system, today announces its intention, subject to market conditions, to seek an initial public offering of its shares in the USA. The Company is in the process of appointing a US based investment banking firm in connection with this planned public offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Company's securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws in such states.

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0)7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Background:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

NORWOOD ABBEY

NORWOOD IMMUNOLOGY LIMITED
('Norwood Immunology' or 'the Company')

Changes to the Board of Directors

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its subsidiary Norwood Immunology Limited **(AIM: NIM)**, the company focussed on the rejuvenation of the immune system, today announces two changes to the Board of Directors with immediate effect.

Mrs Elizabeth Wyatt will join the Board as a US based non-executive director. Mrs. Wyatt was employed by Merck and Co., Inc. for 20 years. During the period between 1980 and 2000, Elizabeth was involved in business development and was most recently Vice President, Corporate Licensing.

She has extensive experience in corporate licensing and acquisition with responsibilities including compound and technology acquisition, research collaborations and competitive and licensing information functions.

Mrs. Wyatt led an experienced staff that successfully concluded numerous and commercially successful deals with biotechnology, pharmaceutical and drug delivery companies, which included a fully integrated vaccine joint venture in Europe with Aventis and partnerships with Schering-Plough for the cholesterol-lowering drugs, ZETIA and VYTORIN.

Since 2002 Mrs. Wyatt has been a Board member of MedImmune, Inc., ARIAD Pharmaceuticals, Inc., The Medicines Company, Neose Technologies, Inc. and Serenex Inc.. Mrs Wyatt joined the Board of Norwood Abbey, the Company's majority shareholder, in April 2004. She was on the Board of Trustees of the Randolph-Macon College (Chair of Committee on Trustees; Past Chair, Nominating and Enrolment Committees; 1997 presidential Selection Committee) and she is on the Executive Committee of the Board of Directors of Sweet Briar College.

There are no other matters which are required to be announced as required under paragraph (f) of Schedule 2 of the AIM Rules.

Rolf Stahel, the current Chairman of the Board has decided at this time to resign his position for personal reasons. The Deputy Chairman, Peter Hansen, has agreed to assume the Chairmanship of the Board.

Richard Williams, CEO of Norwood Immunology, commented: ". On behalf of the Board I would like to express my appreciation for the contribution made by Rolf Stahel over the last 18 months, and look forward to Elizabeth Wyatt joining the Board"

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0)7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Background:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

16 November 2005

Manager Companies
Office
Australian Stock Exchange Limi
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting
Norwood Abbey Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary

Yours faithfully

Jeffrey Bell
Company Secretary

Norwood Abbey Limited
Annual General Meeting

Proxy Summary
16 November 2005

1 **Remuneration Report**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
68,189,643	797,373	207,530	1,862,192

The motion was carried on a show of hands as an ordinary resolution.

2 **Re-election of Mr Ron Lewis as Director**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
68,984,366	129,950	72,780	1,869,642

The motion was carried on a show of hands as an ordinary resolution.

3 **Approval of any Issue of securities made under the Employee Option Plan as an exception to Australian Stock Exchange Listing Rule 7.1**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
34,093,652	13,896,104	18,951,590	547,092

The motion was carried on a show of hands as an ordinary resolution.

RECEIVED
2005 DEC 12 P 4: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NORWOOD ABBEY LTD
ANNUAL GENERAL MEETING 2005
CHAIRMAN S ADDRESS

Good morning ladies and gentlemen. My name is Peter Hansen, Executive Chairman of Norwood Abbey.

There being a quorum present I formally declare the meeting open.

On behalf of myself and the Board, I would first likely to welcome all of you to what I think is the seventh annual meeting of Norwood Abbey as a public company and to secondly thank you all for your continued support throughout the year.

WELCOME

I would like introduce you to members of the Board and the Management team. Starting at the far end, Ron Lewis, Elizabeth Wyatt, and Richard Zahn.

Elizabeth, Rich and Ron are all Non Executive members of the Board.

Professor Ian Hunter has asked me to especially apologize for his absence this morning. Ian has been providing Norwood with significant assistance in respect to certain prospective business development and partnership opportunities arising from the research being carried out by Norwood at MIT. Given the stage of one of these prospective partnerships, Ian and I felt that it was in Norwood's interests if he were to remain in the US this week.

In addition, we have several senior representatives of the two Norwood management teams.

Seated to my left and right at the front of the room we have:-

- Jeff Bell - Chief Operating Officer and Chief Financial Officer of Norwood Abbey,

- Bernie Romanin – who is Director of Corporate Developmen and has been primarily responsible for Corporate Communications and Investor Relations.

- Janice Berry – Senior Financial Manager of Norwood Abbey

To my right we have two representatives of the Norwood Immunology management group

- Professor Richard Boyd from Monash University who is the Chief

Scientific Officer of the Norwood Immunology project, is currently Professor of Immuology at the Monash Immunology and Stem Cell Department at Monash University..

- Suzanne Lipe who is the COO of Norwood Immunology and who is involved with the management of the clinical trials programme as well as our research at Monash University.

I would like to apologise for the absence of Richard Walmsley (CEO of Norwood Devices) - who is currently involved in discussions in India and China with respect to distribution of Norwood's Eye Care products, and also for the absence of Richard Williams (CEO of Norwood Immunology) and Richard Scarrott (CFO of Norwood Immunology).

Ladies and gentlemen, as foreshadowed at last years AGM, the past 12 months have been a period characterized by a very significant change in the development and commercialization strategy of Norwood Abbey.

In particular, major progress has been made in respect to the commercialization of 'Eye Care' while very significant progress has been made in respect to development of the 'Needlefree' drug delivery project. In addition, the management of Norwood Immunology have worked diligently with clinicians and TAP Pharmaceuticals in respect to the development and approval of protocols for a series of US based clinical studies

STRATEGY

From an overall corporate point of view, I would like to re-affirm that the primary strategy of Norwood is to seek to crystallize an enhanced value for each of the projects or technologies that it is developing via either the 'spin out', sale, joint venture and/or licensing – at the appropriate time – of those technologies.

The strategy is based on the acquisition and/or in-licensing of appropriate technologies, to then develop those technologies towards a commercial endpoint, and then aim to crystallize an appropriate enhance valuation.

The 'spin out' of Norwood Immunology last year provided Norwood Abbey with a very substantial return on its investment. The current A$90 million (approx) valuation equates to an approximate 9 fold increase on the funds invested in the project by Norwood Abbey over the previous 3-4 years prior to the IPO.

Norwood's primary expertise is as a business development company, rather than as a research company. The development of projects is based on the creation of strong partnerships with pre-eminent research institutions.

Norwood's strategy is based on creating very innovative technologies that will provide a

significant return to investors. The strategy is based on the establishment of partnerships with the leading research institution in respect to the particular technology. Norwood is very fortunate in having been able to establish very strong working relationships with the Massachusetts Institute of Technology – Boston (Needle-free drug delivery), Monash University- Melbourne (Immunology), and the University of Crete (Eye Care).

An essential and core element of the strategy is a very strong intellectual property position.

In the course of the last 12 months the company made a decision that all future product development activities would be 'out-sourced.

It is possible that in the course of the next 12 months that Norwood may evaluate the possibility of a 'spin-out', joint venture and or licensing of one or more of its device based technologies.

INTELLECTUAL PROPERTY

Norwood Abbey regards intellectual property – primarily in the form of patents - as the cornerstone of its business strategy and the foundation of all of its projects.

The Group has a very extensive patent position with in excess of 75 granted and issuedpatents and in excess of 200 patent applications being pursued in various jurisdictions.

The Norwood group has been granted 15 patents over the past 12 months. Allowances have also recently been received from the US patent office in respect to additional patents.

The Norwood group has invested approximately A$30 in respect to the direct costs of acquiring and developing its intellectual property position, and a total of approximately A$60 million in respect to the full costs of development of its intellectual property position

The Company believes that the strategy of establishing and building this very substantial intellectual property position will help facilitate the Company being in a position to crystallize an enhanced value for its projects.

REVIEW OF OPERATIONS

I will provide an overview of the operations of the Company via a Power Point Presentation that we will 'screen' after the closing of formal business.

Nevertheless, I would like to make a few comments about each of the projects.

Eye Care

As most of you would be aware, in May 2004 the company acquired from Ciba vision (a subsidiary of Novartis) the world-wide rights to the medical devices and intellectually property associated with Epi-LASIK, the next generation in laser vision correction surgery.

Prior to laser refractive surgery, it is necessary to remove the top layer of the eye the epithelium. During recent years, the most common method of removing the epithelium has been to have LASIK surgery where a horizontal cut is made through the stromal layer of the eye. The Epi-LASIK approach, removes the need to cut the eye - and thus eliminates the potential complications associated complications with stromal surgery.

With Norwood s Epi Lasik approach, a hand-held instrument which uses disposable separators - gently peels back the epithelium along a natural cleavage plane. Following the refractive procedure, the epithelium is moved back into place with minimal surgical manipulation.

Norwood believes that Epi-Lasik is the future of refractive surgery techniques as by removing the need for stromal surgery, it eliminates the potential risks and complications associated with the cutting of the cornea.

Epi-Lasik addresses a very large market, and a market clinical ophthalmologists - who tend to be very responsive to the adoption of new technology.

It is expected that the business, which is based on the sale of hardware together with single use disposables, will be a high margin business. Norwood is confident that the project will produce very significant revenue and profits for the Company.

In the course of the last 12 months Norwood has extended its international distrinbutor network and now has distributors in more than twenty countries. Norwood has now made sales in more than twenty countries including the United States, United Kingdom, France, Germany, Italy, Spain, Japan, Korea, and Australia.

Particularly over recent months, a number of the very large 'ophthalmology' companies have publicly indicated their intention to enter the Epi Lasik market. It would appear probable that these companies have determined that Epi Lasik is a significant threat to their currently substantial 'Lasik' technology. Over the last eight weeks, three new 'entrants' have either released – or announced the future release – of Epi Lasik products.

While Norwood believes that it has superior technology, the effect of these announcements may have a tendency to lead to ophthalmologists adopting a 'wait and see' approach – and a tendency to defer a purchase decision.

While this 'competition' may have a short term effect on Norwood's immediate sales, the entry of these major ophthalmology companies can probably be seen as an endorsement of the Epi Lasik technology.

At the very recent AAO (American Academy of Ophthalmology) meeting in Chicago, it was clear that 'Epi Lasik' was probably the 'hottest' topic of discussion, and seen by many if not most as the future of refractive surgery. Norwood is clearly seen as the leader in the industry – especially having the backing of the 'inventor of the technology – Professor Ioannis Pallikaris, as well as leading international clinicians such as Marguerite McDonald (USA), Dr Lee Shahinian (USA, Dr John Marshall (UK) and Dr Massimo Camellin (Italy).

In addition, Norwood is seen as the 'specialist' in the area as it is the only Company that specializes on Epi Lasik compared to its competitors who offer an Epi Lasik 'variation' of their existing Lasik technologies.

Norwood received very substantial interest with many orders being placed 'on the stand' and with a large number of clinicians from all around the world seeking 'follow up' evaluations within their surgeries.

The entry or announced entry into this market by five international ophthalmology groups is testament to the future of the technology.

It is possible that the 'interest' (and endorsement of 'Epi Lasik') in Epi Lasik by major ophthalmology companies may provide significant long term opportunities for Norwood Eye Care.

The Company regards its intellectual property position – mainly in the form of patents – as fundamental in potentially being able to negotiate licensing arrangements for its technology

In purchasing its Eye Care technology from Ciba vision, Norwood acquired a very strong intellectual property portfolio – both in the form of its own patent applications and also via an exclusive license over the 'base' technology patents filed by the 'inventor'(Dr Ioannis Pallikaris - University of Crete). The Company expects that the first of these patents are likely to grant over the coming 12 months.

Norwood has recently facilitated the commencement of a working relationship between Professor Ian Hunter (and his group in Massachusetts) and Dr Pallikaris's group at the University of Crete.

The Company has been carrying out a significant amount of research with both Dr Pallikaris's group in Crete as well as Professor Ian Hunter in Massachusetts with respect to

research and early stage development with respect to both improvements to the current technology as well as the development of new and additional products based upon the base 'epithelium' technology.

.

Needle-free Drug Delivery

During the year the company extended its existing partnership with the Bio-Instrumentation Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter is assisting Norwood in the development of a unique, needle-free injection device.

The aim of the project is to develop products that overcome the safety concerns that surround the use and disposal of 'needles'.The Company is confident that there are a range of 'unmet medical needs' that would benefit from a low cost but 'intelligent' and controllable needle-free drug delivery device.

During the course of the year substantial progress was achieved in respect to measuring and quantifying the parameters of the technology

In the course of the year, the Company – via its research partnership with MIT (Massachusetts Institute of Technology) – continued its developmental programme with respect to a Needle-free delivery device designed to deliver an 'enzyme' as a possible alternative to the chemical mulesing of sheep. In the course of the year, the Company completed an extensive programme aimed at the development and evaluation of the parameters governing the delivery of the 'proposed' enzyme.

In the course of the last three months, the Company has successfully conducted two animal trials using its Needle-free device to deliver a 'mulesing enzyme' to sheep. The Company has now successfully completed 'Phase 2' of its investigational research partnership with AWI re a possible 'chemical' alternative to surgical mulesing of sheep

While the Company is hopeful of a commercial 'outcome' for this project, it is now clear that the 'Norwood project' is only one of a number of alternative technologies being evaluated by AWI with respect to their desire to develop an alternative technique to the surgical mulesing of sheep.

The original catalyst for the development of the device was an expressed 'interest' by a major international pharmaceutical group in respect to the delivery of vaccines in a 'mass vaccination' setting. The technology has been designed such that a device will have the ability to deliver a vaccine every 5 – 10 seconds (approximately) and to be able to deliver a approximately 1000 – 3000 'vaccines' from a single 'charge' of the battery.

The company has been approached by a number of different 'pharmaceutical groups' in respect to a number of potential human applications.

Norwood is currently involved in 'discussions' with a number of pharmaceutical 'groups' with respect to the possible use of its 'Needle-free' technology in both therapeutic and prophylactic human applications.

In addition, the Company is involved in 'discussions' in respect to the use of its 'Needle-free' device to deliver both small molecules and biologicals to swine and avian species.

I would like to express my thanks and appreciation to Professor Ian Hunter (MIT) and his team for their outstanding work and dedication to the project.

Laser Drug Delivery

As I indicated last year, it has become obvious that US hospitals are very cautious in introducing new technologies or devices and the evaluation and purchasing process in US hospitals is relatively 'very lengthy'. As an example, some recent orders and /or indications of an intention to 'purchase', have been received from hospitals with whom we have been 'working' (in respect to evaluations) for 12 – 18 months.

While we have an example of a US paediatric hospital - that has been using our devices for some time – recently deciding to 'widen' usage throughout the hospital, overall the sales and marketing costs in relation to each sale, are relatively high. As such, the Company is exploring avenues for the partnering with or licensing of the technology, to another medical device group with extensive US sales coverage.

Immunology

Norwood Immunology is involved with the rejuvenation of the adult immune system.

The Norwood Immunology technology has the potential to be applicable for a wide range of diseases or medical conditions – including cancer, viral disorders (including HIV / AIDS), autoimmune diseases (multiple sclerosis, rheumatoid arthritis and diabetes), and also in respect to 'transplantation'

It is important to note that all of these potential applications are based on the use of the one drug (Lupron- TAP Pharmaceutials), and that this drug has been marketed – albeit for different indications – for many years. The clinical trials that Norwood and TAP are planning to conduct are primarily designed to show efficacy (for immunology indications) rather than being trials to show or prove the safety profile of the drug.

Markets

Norwood Immunology (NIM) has decided to initially primarily focus on the following target applications:-

Cancer
Vaccinations
Tolerance to transplantations

Cancer

The decision to primarily concentrate on 'Cancer' is primarily based on the size of the market, the very significant unmet need and, surprisingly, the potentially relatively lower 'regulatory hurdle'.

NIM is initially focusing on the very significant problem of immuno-suppression' - as a result of chemotherapy. While chemotherapy destroys cancer cells, it also destroys the immune system. To a very large extent one of the major problems with chemotherapy is the risk of the 'immuno-suppressed' patient succumbing to an opportunistic infection.

Each year in the United States alone, 1,400,000 patients suffering from cancer, have chemotherapy. Many if not most of these patients are at severe risk of infections. The US NIH (National Institutes of Health) have a major agenda aimed at endeavouring to address this problem.

The major US 'cancer' study is aimed at endeavouring to show that the use of 'Norwood's technology' can help in overcoming the problem of immuno suppression. Norwood believes that the potential annual market for the sale of Lupron (TAP Pharmaceuticals) - for immuno-suppression alone – can be measured in the hundreds of millions of dollars if not several billion dollars.

It is important to understand that – initially at least – NIM is not trying to necessarily provide a 'cure' for cancer, but to simply rejuvenate the immune system so as to overcome the problem of immuno suppression. The FDA have accepted that the endpoints for the currently proposed US 'cancer' trial, will not be long term survival rates (which would necessitate very long trials) but 'simply' an enhanced immune response to an antigen (vaccine) challenge. The primary endpoints are as such relatively 'short' from a timing point of view.

Again, immuno- suppressed cancer patients are the major 'commercial' focus of Norwood

Vaccinations

One of the potential 'corollary' applications from the ability to rejuvenate the immune system is the possibility that if used as an adjuvant ('assisting' or 'enabling' therapy, it may be possible that NIM technology can be used to enhance the 'immune response' in a vaccination setting.

The lack of a sufficient immune response in adults (who have an age related 'compromised' immune system, is a major cause for the almost universal failure of adult vaccines to achieve efficacy. In excess of 500 Phase1, 2 and 3 cancer vaccines have 'failed' in US clinical trials. No cancer vaccine has yet been approved for use by the FDA in the US.

Norwood does not plan to be a vaccine company, but is believes that its technology may be able to rejuvenate the immune system such as to 'make adult vaccines work'.

One of the primary aims of the 'vaccination' clinical study at M D Anderson in Houston is to generate data such as to possibly lead to collaborative and commercial partnerships with vaccine companies who are having 'difficulty' in generating a sufficient immune response.

Transplantation / Tolerance

Norwood believes that its technology may be able to be used so as to overcome the body's rejection of foreign tissue (transplantation rejection). There is clinical and anecdotal evidence in support of this belief. While such a 'technology' would obviously have relevance to organ transplantation, NIM is also interested in endeavouring to assist in overcoming the problem of rejection is relation to adult stem cell therapies.

In addition, it is envisaged that in the future, the Company may also seek to develop its technology in respect to HIV / AIDS and also multiple sclerosis.

Clinical Trials

The major agenda of Norwood Immunology over the past year has been to finalize protocols for the conduct of clinical studies (Phase II or equivalent) in the United States and to commence the conduct of those trials.. In addition, it has been working towards the completion of the Australian 'cancer' (bone marrow transplantation) trial.

Norwood s clinical studies with cancer patients have continued at the Alfred Hospital and Peter MacCallum Cancer Centre in Melbourne. Very encouraging preliminary results from the Company's Australian clinical study with bone marrow patients, were presented at the American Society of Haemotology meeting in late 2003. These results showed strong evidence of thymic re-growth and improved immune system recovery following blocking of the sex hormones through the administration of GnRH analogues. The enrolments (100 patients) was completed quite some time ago, and it is currently expected that the trial will be completed and final results of the 'cancer' study will be published in the course of 2006

The aim of the clinical trial programme is the generation of clinical data that is necessary in order to gain regulatory 'approval' for the use of use of Lupron – TAP Pharmaceutical's GnRH agonist) for a number of 'immunology indications.

The Company has been working towards approval for US clinical studies – in relation to Cancer and Vaccinations - since early 2004. Management (including TAP) have been focused full-time on the task of formulating trial protocols and then obtaining the necessary FDA IND (Investigational New Drug) approvals/clearances as well as IRB (Investigational Review Board – ethics etc) approvals from each hospital or clinic.

The Boards of both Norwood Immunology and Norwood Abbey have been disappointed at the delays and seemingly 'slow progress' in respect to the commencement of US Phase II clinical studies.

The delays in respect to the commencement of the first 'cancer' and 'vaccination' studies have primarily resulted from a series of suggestions for revisions and amendments (primarily

based on suggestions from the clinicians) in respect to 'improvements' in the parameters of the clinical trial protocols. These suggestions have been made with a desire and determination of both the clinicians, TAP and Norwood to endeavour to make sure that the protocols are such as to enable the parties to extract as much data from the trials as is possible and to ensure that the 'group' has the very best opportunity of gaining FDA 'clearances' at the earliest possible dates.

The fact that the lead cancer trial is 'multi locational' has tended to lead to 'lengthy' delays in obtaining IRB ('Ethics') approvals (from each of the institutions) after ideas for 'improvements in protocols' have been suggested by one of the relevant parties.

Nevertheless, the delays should be seen in the context of the stature of the clinicians with whom the Company is involved in its clinical trials programme.

Norwood is very fortunate in having been able to attract clinicians of the highest international calibre in relation to not only its cancer and vaccination clinical trials but also in relation to its 'animal' study in respect to transplantation' / 'tolerance.

The following clinicians have agreed to accept the role of Principal Investigators for the currently planned 'trials'.

Cancer (Bone Marrow Transplantation) - USA

- ❑ Dr Richard Champlin (Prof of Medicine and Chairman, Department of Bone Marrow Transplantation, MD Anderson Cancer Centre, Houston, USA)

- ❑ Dr Lee Nadler (Senior Vice President, Experimental Medicine, Dana Farber Cancer Institute, Boston, USA)

Cancer ((Bone Marrow Transplantation) - Australia

- ❑ Dr Anthony Schwarer (Head of Bone Marrow Transplantation, Alfred Hospital, Melbourne)
- ❑

Vaccinations

- ❑ Dr Patrick Hwu (Professor and Chairman, Department of Melanoma Medical Oncology)

Transplantation / Tolerance

- ❑ Dr David Sachs (Director of the Transplantation Biology Research Center, Massachusetts General Hospital, Boston, USA)

We are very pleased to be able to advise that earlier today we have advised that the Norwood Immunology's US Phase II 'melanoma vaccine' study has commenced at M D Anderson hospital in Houston. The first patients have been enrolled and the first patient 'injected'.

The Company is confident that the 'cancer' (bone marrow transplantation) Phase II study will also commence over coming weeks/months..

The Norwood group, under its arrangements with Monash University, continued to provide substantial funding for research being carried out by Dr Richard Boyd and his team at Monash University.

Corporate

I think that it might be helpful if I again first clarified the relationship as between Norwood Abbey and Norwood Immunology. Norwood Immunology is a separate legal entity that has its own Board of Directors and its own separate management. Norwood Immunology has its own separate Stock Exchange listing on the AIM of the London Stock Exchange.

Norwood Abbey is however still the major shareholder in Norwood Immunology with a holding representing approximately 83% of the shares on issue. This investment is currently valued at approximately A$90 million or almost 48 cents per Norwood Abbey share on issue.

Norwood Immunology Limited announced yesterday its intention, subject to market conditions, to seek an initial public offering of its shares in the USA. The Company is in the process of appointing a US based investment banking firm in connection with this planned public offering.

The proposed listing of Norwood Immunology on the US market is designed to enable Norwood Immunology to access the US capital market, as well as to further enhance the value of Norwood Immunology.

The Board considers that in view of the fact that the US is its major potential market, that its commercial partner (TAP Pharmaceuticals) is located in the US, and that the focus of its clinical studies is the US, that Norwood Immunology will attract strong interest from the US investment community.

It is expected that in the course of time the management and operations of Norwood Immunology will be based in the United States and probably in Boston

In recognition of the change in geographical focus of NIM towards the US, as well as the importance to NIM of the US capital market, the Board of NIM recently decided to invite Elizabeth Wyatt to join the Board of NIM. Elizabeth – until her retirement a few years ago – was Vice President for Licensing for Merck in the US. Elizabeth has a wealth of experience in regard to the negotiation of joint ventures, partnerships and licensing – especially in respect to 'vaccines'.

It is with pleasure that I can advise this meeting that Elizabeth Wyatt , who as I have noted earlier is with us today, has accepted an invitation to join the Board of Norwood Immunology. I would like to congratulate Elizabeth Wyatt on her appointment to the Board of Norwood Immunology.

It is likely that additional new appointments will be made to the Board on Norwood Immunology in the relatively near future.

It is with regret that as announced yesterday in London, Rolf Stahel has for personal reasons decided to resign from both his position as Chairman as well as a member of the Board of Norwood Immunology.

I would very much like to sincerely thank Rolf for all of his help, assistance and support - both during the IPO process as well as over the course of the last 18 months. I personally will very much miss Rolf's advice and guidance.

The Board has asked me to assume the Chairmanship of Norwood Immunology.

I would very much like to thank Richard Williams (CEO), Professor Richard Boyd (CSO), and all of the staff of Norwood immunology for all of their help and assistance over the course of the year.

REVENUES

The Board and management are very disappointed that revenues have not grown as quickly as had been expected. While revenues grew to A$2.2 million for the twelve months ended June 30th 2005, the growth in revenues was significantly slower than had been forecast.

The major reason for sales not having yet reached their target levels is related to delays in the development of sales in the 'Eye Care' decision . The generation of the expected revenues in 'Eye Care' have been partially affected by delays in receiving regulatory approvals in certain markets, but in addition sales have also been affected by the relatively substantial and 'somewhat unexpected' increase in competitive activity outlined earlier.

It is probable that sales and revenue - over at least the short term – are likely to be less than previously forecast. Nevertheless, the results of the recent AAO (American Academy of Ophthalmology) meeting in Chicago, confirm that there is a very substantial market for Epi Lasik and also that Norwood is seen as the 'leader' in this technology. The Company believes that its very strong 'leadership' position will provide it with substantially increased revenues over coming months. It is the aim of the Company to be cash flow positive as soon as possible

In order to help in its determination to facilitate its Eye Care division generating substantial revenues and to trade on a profitable and 'cash flow positive' basis, the Company has recently made a number of staff changes in respect to 'Eye Care' in both the US and Asia.

In addition the Company - via its partnerships with Professor Ian Hunter (MIT in Boston) and Professor Ioannis Pallikaris (University of Crete) - expects to be able to release over coming months new improved versions of its Epi Lasik product.

STRUCTURE

The largest commercial opportunities for the Company s projects or technologies are in the markets of North America, Europe and Asia.

As foreshadowed at last years AGM, and in recognition of the change in the 'geographical commercial focus' of Norwood, (with a concentration' on the US, European and Asian markets), the Board of Norwood Abbey requested that both Jeff Bell (COO) and I should relocate to the US. I personally have spent most of the last six months in the US and Jeff Bell has recently relocated to Boston with his wife and family.

The Company is in the process of establishing its US operational headquarters in Boston, Massachusetts.

FUNDING

In January of 2005, the Company raised A$2.5 million via a private placement, while in March 2005 a further US$4.5 million was raised via a private placement to US based institutions.

In addition, in September of 2005 the Company entered into arrangements to raise a total of US$10 million via the issue of a series of convertible notes to two US institutions – Indus Capital and Tiedemann Funds.

In the course of the year Norwood extended the term of its US$20 million equity loan facility with the GEM (Global Emerging Markets) group based in NYC.

Norwood Immunology also raised approximately A$2 million via the exercise of options by the US group Oppenheimer Funds.

The Norwood group had cash reserves of approximately A$11.7 million as at September 30th 2005. Since that time it has received a further US$1.5 million as part of its convertible note arrangements.

The largest single item of expenditure during the past twelve months has been related to payments of US$4 million related to the purchase of the Eye Care project from Ciba Vision.

REDUNDANCIES

Largely as a result of the 'change in strategic focus' of Norwood – accompanied by the fore-mentioned 'move' to the US of certain senior staff – the Company was faced with a situation wherein a large number of staff positions were needed to be regarded as 'redundant'. It is very unfortunate that a large number of very committed and dedicated members of Norwood's staff have had their positions made 'redundant'.

A total of almost 20 members of staff have unfortunately needed to have been made redundant over the past 3 – 6 months. Many of these have been relatively long term employees. So as to be seen in context, the redundancies have been such as to lead to a reduction of approximately 50% of Norwood Abbey's total staff numbers. Most of these redundancies have been in Australia. Ongoing salary costs have been reduced by almost A$3 million over the last 6 months.

While I do not want to comment unduly individualize, I would like to express my sincere thanks and appreciation to Bernie Romanin – who has been with us for approximately five years and in recent was responsible for corporate development and investor relations. Bernie has been a very dedicated and loyal employee. It is with sincere regret that I have to advise that Bernie will be leaving us before the end of the year. Bernie will be greatly missed.

NASDAQ

As you will be aware, the Company has been pursuing a full SmallCap listing for its shares, on the NASDAQ exchange in the US. Unfortunately, because of accounting/audit considerations, related to the acquisition of the Eye Care technology from Ciba Vision, the Company was advised that it would not be able to make an application for a US NASDAQ listing until late 2005

Given the recent decision by the Board of Norwood Immunology to seek a US listing for NIM, the Board of Norwood Abbey (NAL) has decided that it would be imprudent, and not necessarily in the best interests of NAL shareholders, to seek a listing for NAL prior to the US listing of NIM. As such, the decision to apply for a US listing for NAL has, for at least the time being, been deferred.

SALARY COSTS

As previously advised, all senior executive salaries are reviewed and set by the Company s Remuneration Committee a sub committee of the Board. The Remuneration Committee reviews and decides on remuneration levels in conjunction with advice from both executive recruitment agencies as well as professional industry bodies. The Company believes that all executive salaries are commensurate with the relevant duties and responsibilities as well as being in line with relevant current international salary levels.

CORPORATE GOVERNANCE

The Board of Norwood Abbey is committed to the highest levels of corporate governance that are appropriate to the Company at its present stage of development.

I would again like to briefly make a comment about my own role as Executive Chairman.

As background, and as you will be aware from my earlier comments, the two operating arms of Norwood Immunology and Devices - each have their own management structures. Each of these two 'operating arms' have their own management structures.

As part of the change in strategic focus as well as the 'geographical restructuring' process, the Board of Norwood has reviewed my own role of Executive Chairman. Considerations have included the 'size' of the Norwood group, the 're-defined' strategic focus of the group wherein there will be a concentration on the 'spin-out', partnering and/or licensing of the technologies being developed (similar to the 'spin out' last year of Norwood Immunology), as well as the - current planned product developmental paths for both Norwood Abbey and Norwood Immunology.

Following the above review of the structure and operations of Norwood, the Board of the Company has at this stage decided that it is prudent and appropriate for me to continue to occupy the role of Executive Chairman. The position may be reviewed in the light of any changing circumstances.

SHARE REGISTER

The Company has approximately 188 million shares on issue and approximately 4300 shareholders.

Approximately 100 million shares are held by the top 10 shareholders.. Approximately 120 million shares are held by the top 20 shareholders. These groups have increased their total holding over the course of the last 12 months. US investors have substantially increased their investment in Norwood over the past 12 months. US investors now own over 55 million shares in Norwood Abbey.

I cannot thank all of you enough for your support for the company over the last 12 months.

SHARE PRICE

It has been very disappointing to both the Board and Management to have seen the share price remain relatively 'depressed'.

I feel that I should again emphasize that the current share price would seem to significantly undervalue the Company. Norwood Abbey s investment in Norwood Immunology is worth approximately 48 cents per NAL share and as such there would appear to be very little real consideration being given to the value all of the other projects of Norwood Abbey.

I should again point out that US investors (primarily NY based institutions) have continued to increase their holdings in Norwood. US investors now own approximately 55 million NAL shares – or approximately 30% of the issued capital.

The Company currently expects that the continuing commercial and 'business' development of its projects should be such as to provide the basis for strong investor support.

Total share trading over the last 12 months has however remained relatively very high – approximately 90 million shares have been traded in the 12 months since the last AGM.

THANK YOU

I would again particularly like to extend my thanks and gratitude to all of our research and commercial partners, for their help and assistance over the past twelve months

On behalf of both the Board and myself, I would again like to express my sincere thanks and appreciation to all of the very, very dedicated staff of Norwood, for their commitment to the company and to you as shareholders. We are fortunate to have a very committed and dedicated group of people.

I would also like to extend my sincere personal thanks to the Directors of the Company for their dedication and commitment over the past twelve months.

In conclusion, I would like to especially thank you – and all of our shareholders - for your continued support and faith in the future of the Company. The Board and staff of Norwood are looking forward to the next 12 months and endeavouring to capitalize on the foundations laid over the past several years and enhancing the value of Norwood for its shareholders.

With many thanks.

Peter Hansen

Executive Chairman

November 16th 2005

Norwood Abbey

Norwood Abbey Ltd

Annual General Meeting

November 16th, 2005

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Norwood Abbey

Important Notice

FORWARD-LOOKING STATEMENTS

This presentation (in this written form and verbally presented) contains forward-looking statements regarding Norwood Abbey Limited's business, projects and interests and the commercial and therapeutic potential of its research, technologies and products.

Forward looking statements, such as those describing Norwood Abbey Limited's goals, intentions, expectations or beliefs, are subject to known and unknown risks and uncertainties, many of which are beyond the control of Norwood Abbey Limited, which may cause actual results, performance or achievements to differ materially from those expressed or implied in this presentation. As a result, shareholders are cautioned not to rely on forward-looking statements and to consider them at-risk statements.

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Copyright 2005 Norwood Abbey Ltd

Norwood Abbey

Norwood's Business Structure


Norwood Abbey Ltd
Norwood Immunology
Norwood Devices
Immunology Project
Drug Delivery
EyeCare

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Norwood Abbey

Key Achievements in 2005

- Significant progress in Immunology clinical programs
  - Two FDA IND approvals for phase II clinical trials
    - Cancer (Bone Marrow Transplant)
    - Vaccinations
  - IRB approvals from MD Anderson and Dana Farber
  - Agreement for melanoma vaccine study at MD Anderson
- Expansion of EyeCare Business
  - Distributors appointed in more than 20 countries
  - Sales in over 20 countries
  - Epi-LASIK technology globally endorsed by broad ophthalmic community as next generation in refractive surgery

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Norwood Abbey

Key Achievements in 2005

- Major progress in needle-free technology
  - Developed and tested needle-free prototype device
  - Pre-clinical testing for first human applications
  - First veterinary application for sheep Mulesing with AWI
- Corporate
  - US investors increased holding in Norwood
  - >A$20 million new capital raised
  - NAL operational management transferred to USA

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Norwood Abbey

Norwood's Strategy

- In-license and/or acquire patent protected technologies
- Develop those technologies to a commercial phase
- Crystallize value by the spin-out or out-licensing of developed technologies
- Endeavour to increase the value of spin out projects (e.g. Norwood Immunology)

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Norwood's Businesses

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norwood
immunology



T cell attacking a cancer tumor cell

www.norwoodimmunology.com

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Norwood Abbey

Devices – EyeCare

www.norwoodeyecare.com

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Norwood Abbey

Norwood EyeCare and Epi-LASIK

- In May 2004, Norwood acquired key product portfolio used in vision correction surgery
- New technology eliminates cutting of eye and associated complications including ectasia (could lead to blindness)
- Developed by inventor of LASIK procedure
- Endorsed by leading clinicians and ophthalmic community worldwide
- US (FDA), Australian (TGA), Europe (CE Mark) and Korean (KFDA) marketing approvals

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Norwood Abbey

What is Epi-LASIK

- The Norwood EyeCare Epi-LASIK system and EpiEdge™ disposable separator removes need to cut the eye and hence eliminates associated complications



- Unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane



- Clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation



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Epi-LASIK does not cut the cornea


EpiEdge separator
Epithelium
Bowman's layer
Corneal stroma

The Norwood EyeCare Epi-LASIK System with the EpiEdge™ disposable separator does not cut the eye but gently moves the epithelium to the side. The unit is called an *epikeratome*

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Norwood Abbey

Epi-LASIK Commercial Opportunity

- Norwood is at the forefront of laser vision correction surgery
- Next generation technology developed by the inventors of the original LASIK technique
- Achieves better patient outcomes
- Very large market – also responsive to new technologies
- Potentially significant out-licensing opportunities

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Norwood Abbey

Epi-LASIK Market Opportunity is Significant

- In excess of 3 million laser vision correction procedures worldwide annually
- Distributors appointed in more than 20 countries
- Sales in over 20 countries
- High margin business with significant financial potential

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Norwood Abbey

Devices – Drug Delivery

www.norwoodabbey.com

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Norwood Abbey

Needle Free Delivery System (NFD)

Development at the Massachusetts Institute of Technology (MIT) under the direction of Dr Ian Hunter

www.norwoodabbey.com

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Norwood Abbey

Professor Ian Hunter - MIT



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Norwood Abbey

Status of NFD System

- Operational hand held prototype
- First live sheep study successful
- Successfully completed phase II of collaboration with AWI for delivery of chemical mulesing protein to replace surgical mulesing
- Several partnership discussions re: both human and veterinary, and covering a multitude of potential applications

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Copyright 2005 Norwood Abbey Ltd

Norwood Abbey

Multi-delivery Concept Design



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Norwood Abbey

Laser
Assisted
Drug
Delivery
(LAD)



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Copyright 2005 Norwood Abbey Ltd

Norwood Abbey

LAD Commercial Status

- Market feedback on product is positive but sales are slower than anticipated
- Purchase process is longer than anticipated
- Investment only in support of paediatric applications and existing customers
- Evaluating out-licensing opportunities

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Norwood Abbey

Management and Board of Directors

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Copyright 2005 Norwood Abbey Ltd

Norwood Abbey

Management

- Increased presence in the United States
- Company has established a US Central Office in Boston
- Peter Hansen, Norwood's Executive Chairman and Jeff Bell, Chief Operating Officer have relocated to the USA
- US base will enable senior management to facilitate activities with US investment banks, and further enhance relationships with primary supporting investors in the US
- Head office, management and control of Norwood Abbey will remain in Melbourne

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Board of Directors

- Enhanced quality and breadth of experience of Board members
  - Peter Hansen (Executive Chairman) – USA
  - Professor Ian Hunter (Non Executive Director) – USA
    (Hatsopolous Professor, Department of Mechanical Engineering & Head of the BioInstrumentation Laboratory at MIT, Boston)
  - Ron Lewis (Non Executive Director) – Australia
  - Elizabeth Wyatt (Non Excecutive) - USA
    (Former Senior Vice President Corporate Licensing Merck & Co)
  - Richard Zahn (Non Executive Director) – USA
    (Former President Schering Laboratories and VP of Schering Plough)

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Norwood Abbey

Corporate Profile

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Norwood Abbey

Norwood Abbey – Capital Structure

- Public Listing
  - Australian Stock Exchange (ASX:NAL)
  - US 'Pink Sheets' (NABYF)
  - NIM AIM London
- Share Structure
  - ~ 188 million shares on issue
  - ~ 4,300 Shareholders
  - ~ 30% of shares held by US investors
  - ~ 100 million shares held by top 10 (institutions/families)

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US Shareholding has grown significantly

	Dec 2003	Jun 2004	Dec 2004	Jun 2005
Total Issued Capital	143 million	165 million	165 million	188 million
% held by US Investors	14.4%	17.3%	19.4%	30%

** If we assume that 100% of the convertible notes are converted into shares the US holding would increase to almost 40%

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Summary

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Norwood Abbey

Norwood's Short-term Priorities

- Corporate
  - Crystallize Value by spin-out or out-licensing of Projects
  - Operational Management transferred to USA
  - Grow US shareholder base
- Devices Group
  - Revenue growth
  - Reduction in expenditure
  - Initiate programs for COGS reduction in EyeCare
- Immunology
  - Maximize value of Norwood's investment in Immunology through
    - Focus on Cancer and Vaccines
    - Seeking Vaccine partnerships
    - Commence at least 2 key clinical trials in 2005

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Norwood Abbey

Thank you

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Copyright 2005 Norwood Abbey Ltd

NORWOOD ABBEY
Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

Norwood Immunology – Phase II Clinical Trial – Melanoma Cancer Vaccine

First Patient Injected

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its subsidiary Norwood Immunology Limited **(AIM: NIM)**, the company focussed on the rejuvenation of the immune system, today announces the commencement of a Phase II clinical trial. This is being undertaken in collaboration with The University of Texas M D Anderson Cancer Center, of Houston, under the supervision of Dr. Patrick Hwu Professor and Chair of Melanoma Medical Oncology. This follows the Company's previous announcement of the signing of the trial agreement in October 2005.

The first of the 100 patients (50 treated; 50 control) have been enrolled and the first patient has now been injected with Lupron Depot®. This Phase II clinical trial is being undertaken to determine if there is an enhanced immune response to an investigational melanoma cancer vaccine, as a result of using the Company's technology as an adjuvant therapy.

The trial is being funded by NIM with support from its US licence partner, TAP Pharmaceutical Products Inc, who market Lupron Depot® in the USA and certain grants applied for by Dr Hwu, the Principal Investigator.

Richard Williams, CEO of Norwood Immunology, commented: "I am please that we are now underway with this important trial and am appreciative of the assistance that we have had from Dr Hwu and his team at M D Anderson in achieving this important first milestone so quickly".

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0)7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Notes for editors:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

NORWOOD IMMUNOLOGY LTD
ANNUAL GENERAL MEETING 2005
CHAIRMAN S ADDRESS

Good morning ladies and gentlemen. My name is Peter Hansen, Chairman of Norwood Immunology.

There being a quorum present I formally declare the meeting open.

On behalf of myself and the Board, I would first like to welcome all of you to the Annual General Meeting of Norwood Immunology and to secondly thank you all for your continued support throughout the year.

WELCOME

I would like introduce you to members of the Board and the Management team. Starting at my left Elizabeth Wyatt and Jeff Bell.

Elizabeth, and Jeff are Non Executive members of the Board.

In addition, we have several senior representatives of the Norwood Immunology ('NIM') management team.

- Professor Richard Boyd from Monash University who is the Chief Scientific Officer of the Norwood Immunology project, is currently Professor of Immunology at the Monash Immunology and Stem Cell Department at Monash University..

- Suzanne Lipe who is the COO of NIM and who is involved with the management of the clinical trials programme as well as our research at Monash University.

I would like to apologise for the physical absence of Richard Williams (CEO of Norwood Immunology) and Richard Scarrott (CFO of Norwood Immunology). Both however have joined us via a tele-conference link.

REVIEW OF OPERATIONS

I will provide an overview of the operations of the Company via a Power Point Presentation that we will 'screen' after the closing of formal business.

Nevertheless, I would like to make a few comments about developments over the past year.

Norwood Immunology is involved with the rejuvenation of the adult immune system.

The NIM technology has the potential to be applicable for a wide range of diseases or medical conditions – including cancer, viral disorders (including HIV / AIDS), autoimmune diseases (multiple sclerosis, rheumatoid arthritis and diabetes), and also in respect to 'transplantation'

It is important to note that all of these potential applications are based on the use of the one drug (Lupron- TAP Pharmaceutials), and that this drug has been marketed – albeit for different indications – for many years. The clinical trials that Norwood and TAP are planning to conduct are primarily designed to show efficacy (for immunology indications) rather than being trials to show or prove the safety profile of the drug.

Markets

Norwood Immunology (NIM) has decided to initially primarily focus on the following target applications:-

Cancer
Vaccinations
Tolerance to transplantations

Cancer

The decision to primarily concentrate on 'Cancer' is primarily based on the size of the market, the very significant unmet need and, surprisingly, the potentially relatively lower 'regulatory hurdle'.

NIM is initially focusing on the very significant problem of immuno-suppression' - as a result of chemotherapy. While chemotherapy destroys cancer cells, it also destroys the immune system. To a very large extent one of the major problems with chemotherapy is the risk of the 'immuno-suppressed' patient succumbing to an opportunistic infection.

Each year in the United States alone, 1,400,000 patients suffering from cancer, have chemotherapy. Many if not most of these patients are at severe risk of infections. The US NIH (National Institutes of Health) have a major agenda aimed at endeavouring to address this problem.

The major US 'cancer' study is aimed at endeavouring to show that the use of 'Norwood's technology' can help in overcoming the problem of immuno suppression. Norwood believes that the potential annual market for the sale of Lupron (TAP Pharmaceuticals) - for immuno-suppression alone – can be measured in the hundreds of millions of dollars if not several billion dollars.

It is important to understand that – initially at least – NIM is not trying to necessarily provide a 'cure' for cancer, but to simply rejuvenate the immune system so as to overcome the problem of immuno suppression. The FDA have accepted that the endpoints for the currently proposed US 'cancer' trial, will not be long term survival rates (which would necessitate very long trials) but 'simply' an enhanced immune response to an antigen (vaccine) challenge. The primary endpoints are as such relatively 'short' from a timing point of view.

Again, immuno- suppressed cancer patients are the major 'commercial' focus of Norwood

Vaccinations

One of the potential 'corollary' applications from the ability to rejuvenate the immune system is the possibility that if used as an adjuvant ('assisting' or 'enabling' therapy, it may be possible that NIM technology can be used to enhance the 'immune response' in a vaccination setting.

The lack of a sufficient immune response in adults (who have an age related 'compromised' immune system, is a major cause for the almost universal failure of adult vaccines to achieve efficacy. In excess of 500 Phase1, 2 and 3 cancer vaccines have 'failed' in US clinical trials. No cancer vaccine has yet been approved for use by the FDA in the US.

Norwood does not plan to be a vaccine company, but is believes that its technology may be able to rejuvenate the immune system such as to 'make adult vaccines work'.

One of the primary aims of the 'vaccination' clinical study at M D Anderson in Houston is to generate data such as to possibly lead to collaborative and commercial partnerships with vaccine companies who are having 'difficulty' in generating a sufficient immune response.

Transplantation / Tolerance

Norwood believes that its technology may be able to be used so as to overcome the body's rejection of foreign tissue (transplantation rejection). There is clinical and anecdotal evidence in support of this belief. While such a 'technology' would obviously have relevance to organ transplantation, NIM is also interested in endeavouring to assist in overcoming the problem of rejection is relation to adult stem cell therapies.

In addition, it is envisaged that in the future, the Company may also seek to develop its technology in respect to HIV / AIDS and also multiple sclerosis.

Clinical Trials

The major agenda of Norwood Immunology over the past year has been to finalize protocols for the conduct of clinical studies (Phase II or equivalent) in the United States and to commence the conduct of those trials.. In addition, it has been working towards the completion of the Australian 'cancer' (bone marrow transplantation) trial.

Norwood s clinical studies with cancer patients have continued at the Alfred Hospital and Peter MacCallum Cancer Centre in Melbourne. Very encouraging preliminary results from the Company's Australian clinical study with bone marrow patients, were presented at the American Society of Haemotology meeting in late 2003. These results showed strong evidence of thymic re-growth and improved immune system recovery following blocking of the sex hormones through the administration of GnRH analogues. The enrolments (100 patients) was completed quite some time ago, and it is currently expected that the trial will be completed and final results of the 'cancer' study will be published in the course of 2006

The aim of the clinical trial programme is the generation of clinical data that is necessary in order to gain regulatory 'approval' for the use of use of Lupron – TAP Pharmaceutical's GnRH agonist) for a number of 'immunology indications.

The Company has been working towards approval for US clinical studies – in relation to Cancer and Vaccinations - since early 2004. Management (including TAP) have been focused full-time on the task of formulating trial protocols and then obtaining the necessary FDA IND (Investigational New Drug) approvals/clearances as well as IRB (Investigational Review Board – ethics etc) approvals from each hospital or clinic.

The Boards of both Norwood Immunology and Norwood Abbey have been disappointed at the delays and seemingly 'slow progress' in respect to the commencement of US Phase II clinical studies.

The delays in respect to the commencement of the first 'cancer' and 'vaccination' studies have primarily resulted from a series of suggestions for revisions and amendments (primarily based on suggestions from the clinicians) in respect to 'improvements' in the parameters of the clinical trial protocols. These suggestions have been made with a desire and determination of both the clinicians, TAP and Norwood to endeavour to make sure that the protocols are such as to enable the parties to extract as much data from the trials as is possible and to ensure that the 'group' has the very best opportunity of gaining FDA 'clearances' at the earliest possible dates.

The fact that the lead cancer trial is 'multi locational' has tended to lead to 'lengthy' delays in obtaining IRB ('Ethics') approvals (from each of the institutions) after ideas for 'improvements in protocols' have been suggested by one of the relevant parties.

Nevertheless, the delays should be seen in the context of the stature of the clinicians with whom the Company is involved in its clinical trials programme.

Norwood is very fortunate in having been able to attract clinicians of the highest international calibre in relation to not only its cancer and vaccination clinical trials but also in relation to its 'animal' study in respect to transplantation' / 'tolerance.

The following clinicians have agreed to accept the role of Principal Investigators for the currently planned 'trials'.

Cancer (Bone Marrow Transplantation) - USA

- ❑ Dr Richard Champlin (Prof of Medicine and Chairman, Department of Bone Marrow Transplantation, MD Anderson Cancer Centre, Houston, USA)

- ❑ Dr Lee Nadler (Senior Vice President, Experimental Medicine, Dana Farber Cancer Institute, Boston, USA)

Cancer ((Bone Marrow Transplantation) - Australia

- ❑ Dr Anthony Schwarer (Head of Bone Marrow Transplantation, Alfred Hospital, Melbourne)
- ❑

Vaccinations

- ❑ Dr Patrick Hwu (Professor and Chairman, Department of Melanoma Medical Oncology)

Transplantation / Tolerance

- ❑ Dr David Sachs (Director of the Transplantation Biology Research Center, Massachusetts General Hospital, Boston, USA)

We are very pleased to be able to advise that earlier today we have advised that the Norwood Immunology's US Phase II 'melanoma vaccine' study has commenced at M D Anderson hospital in Houston. The first patients have been enrolled and the first patient 'injected'.

The Company is confident that the 'cancer' (bone marrow transplantation) Phase II study will also commence over coming weeks/months..

Research

The Norwood group, under its arrangements with Monash University, continued to provide substantial funding for research being carried out by Dr Richard Boyd and his team at Monash University.

Funding

Norwood Immunology also raised approximately A$2 million via the exercise of options by the US group Oppenheimer Funds.

Corporate

I think that it might be helpful if I again first clarified the relationship as between Norwood Abbey and Norwood Immunology. Norwood Immunology is a separate legal entity that has its own Board of Directors and its own separate management. Norwood Immunology has its own separate Stock Exchange listing on the AIM of the London Stock Exchange.

Norwood Abbey is however still the major shareholder in Norwood Immunology with a holding representing approximately 83% of the shares on issue. This investment is currently valued at approximately A$90 million or almost 48 cents per Norwood Abbey share on issue.

US Public Listing

Norwood Immunology Limited announced yesterday its intention, subject to market conditions, to seek an initial public offering of its shares in the USA. The Company is in the process of appointing a US based investment banking firm in connection with this planned public offering.

The proposed listing of Norwood Immunology on the US market is designed to enable Norwood Immunology to access the US capital market, as well as to further enhance the value of Norwood Immunology.

The Board considers that in view of the fact that the US is its major potential market, that its commercial partner (TAP Pharmaceuticals) is located in the US, and that the focus of its clinical studies is the US, that Norwood Immunology will attract strong interest from the US investment community.

It is expected that in the course of time the management and operations of Norwood Immunology will be based in the United States and probably in Boston

Intellectual Property

Norwood Immunology regards intellectual property – primarily in the form of patents - as the cornerstone of its business strategy and the foundation of all of its projects.

The Group has a very extensive patent position and since July1st 2004, the Company has been granted 14 patents in a number of international jurisdictions.

The Company believes that the strategy of establishing and building this very substantial intellectual property position will help facilitate the Company being in a position to crystallize an enhanced value for its projects.

Board Changes

In recognition of the change in geographical focus of NIM towards the US, as well as the importance to NIM of the US capital market, the Board of NIM recently decided to invite Elizabeth Wyatt to join the Board of NIM. Elizabeth – until her retirement a few years ago – was Vice President for Licensing for Merck in the US. Elizabeth has a wealth of experience in regard to the negotiation of joint ventures, partnerships and licensing – especially in respect to 'vaccines'.

It is with pleasure that I can advise this meeting that Elizabeth Wyatt , who as I have noted earlier is with us today, has accepted an invitation to join the Board of Norwood Immunology. I would like to congratulate Elizabeth Wyatt on her appointment to the Board of Norwood Immunology.

It is likely that additional new appointments will be made to the Board on Norwood Immunology in the relatively near future.

It is with regret that as announced yesterday in London, Rolf Stahel has for personal reasons decided to resign from both his position as Chairman as well as a member of the Board of Norwood Immunology.

I would very much like to sincerely thank Rolf for all of his help, assistance and support - both during the IPO process as well as over the course of the last 18 months. I personally will very much miss Rolf's advice and guidance.

The Board has asked me to assume the Chairmanship of Norwood Immunology.

THANK YOU

I would firstly very much like to thank Richard Williams (CEO), Professor Richard Boyd (CSO), and all of the staff of Norwood immunology for all of their help and assistance over the course of the year.

On behalf of both the Board and myself, I would again like to express my sincere thanks and appreciation to all of the very dedicated staff of NIM, In particular I would like to express mine and the Board's thanks and gratitude to Suzanne Lipe (COO) and Filippa Shub (Intellectual Property and Commercialization Manager) for their commitment to the company and to you as shareholders.

In addition, and on behalf of the Board and management I would like to express my thanks to all of the members of Professor Richard Boyd's laboratory at Monash University.

I would again particularly like to extend my thanks and gratitude to TAP Pharmaceuticals for their help and assistance over the past twelve months. In addition I would like to express my gratitude to our various research collaborators and also to all members of our Medical and Scientific Advisory Board for their advice and guidance.

I would also like to extend my sincere personal thanks to the Directors of the Company for their dedication and commitment over the past twelve months.

In conclusion, I would like to especially thank you, and all of our shareholders, for your continued support and faith in the future of the Company. The Board and staff of Immunology are looking forward to the next 12 months and endeavouring to capitalize on the foundations laid over the past several years and enhancing the value of Norwood for its shareholders.

With many thanks.

Peter Hansen

Chairman

November 17th 2005

norwood immunology

Creating, manipulating and activating the immune system

November 2005

Norwood Overview

- **Background -** immune system deteriorates with age - producing fewer T cells

- **Norwood's technology -** Creates, activates and manipulates **T cells**

- **Phase 2 human data showing**:-
  - that the 'ageing' process can be reversed
  - that the number of T cells can be significantly increased

- **Relevance of Technology**
  - A fully functional immune system is essential for good health
  - Defects in the immune system underlie major clinical conditions:
    - **Cancer**, infectious diseases (HIV/AIDS), autoimmunity, transplant rejection
    - Treatments such as **chemotherapy further destroy the immune system**

Key Clinical issues

- Cancer
  - 1.35 million people diagnosed with cancer in the US each year
  - Every 25 seconds there is a new cancer patient in the US
- Infectious diseases
  - Internationally, there is a new HIV infection every 10 seconds
- Vaccinations
  - Vaccines for cancers and HIV are mostly ineffective – poor immune response

All of these have a common issue - A defective immune system in adults

Norwood Immunology Platform

Next generation technology for making, activating and manipulating the immune system

Exceptional Competitive Advantages	◦ The only technology to rejuvenate the immune system ◦ Broad applicability to millions of patients ◦ New indications for a marketed product – low development risk ◦ Excellent safety profile ◦ Commercial partner – the leader in the U.S. market ◦ Strong patent portfolio
Diverse Clinical Stage Pipeline	◦ Impressive clinical data ◦ Planning for 4 Phase 2 clinical trials ◦ Multiple key valuation milestones over next 3 years
Corporate	◦ Listed on AIM Exchange in London ◦ Market Capitalization of US$80 million ◦ Blue chip partnership with TAP Pharmaceuticals
Clinical Partners	◦ Internationally acclaimed Principal Investigators

norwood Immunology

Scientific Background

History of Norwood Immunology Project

- Norwood's technology stems from 30 years of research into immunology in Australia - a pre-eminent center for immunology research including:

- Sir McFarlane Burnett (Nobel Laureate) – Director of Walter and Eliza Hall Institute - how the immune system responds to antigens (clonal selection)

- Under the guidance of Sir Gustav Nossal – Director of Walter and Eliza Hall Institute

  - Dr Jacques Miller: proved that Thymus creates T cells

  - Drs Jacques Miller and Graham Mitchell: showed that T and B cells came from different organs and defined T and B cell responses - interacting to make antibodies

  - Dr Don Metcalf : discovered colony stimulating factors for blood cells

Immune System

- T cells are fundamental to all immune responses
- T cells are critical in fighting diseases
  - e.g. cancer and viruses
- Immune system has two primary engine rooms:
  - Thymus
  - Bone marrow
- T cells are only produced in the thymus
- Bone marrow produces HSC and all other blood cells and sends stem cells to the thymus



T-cell attacking a cancer tumour cell

The Biological Issue

- From puberty, sex steroids affect the immune system in the following ways:
  - The thymus shrinks and produces a significantly lower output of naïve T cells
  - The bone marrow changes away from producing lymphocytes and their stem cells
  - Functionality of existing T cells is reduced with increasing age

The Clinical Issue

- Sex steroids inhibit the immune system causing:
  - Increased infections and cancer with age
  - Very poor recovery of immune defences after impact of chemotherapy, radiotherapy and HIV
  - Immunodeficiency can lead to severe infections, cancer escape and poor vaccine responses
- The primary cause of these problems is the loss of thymic function and production of naive T cells to fight new infections and cancer
- Defective immune system can cause autoimmunity e.g. multiple sclerosis, diabetes, rheumatoid arthritis, severe allergies and graft rejection
- Activating and manipulating the immune system have important potential commercial opportunities

Existing Drug Used to Rejuvenate the Immune System

- Technology uses an existing class of drug - LHRH analogues
- LHRH analogues are already widely used for prostate cancer
- The use of an existing drug potentially greatly reduces:
  - development risk
  - time to market compared to an unproven new molecule
- The clinical effects on the immune system have not previously been developed and commercialised

Thymus – The Effects of Sex Steroids



Pre production of sex steroids
Impact of puberty and sex steroids
Post treatment with drug (sex steroid blockage)
Young
Old – untreated
Old – treated sex steroid ablated

Mice Data

norwood immunology

Norwood Technology

- Rejuvenation and manipulation of the immune system by temporary suppression of sex steroids:
  - Re-growth of the thymus
  - Increase in the number of naïve T cells
  - Improvement in bone marrow function and recovery from chemotherapy/radiotherapy
  - Enhancement of activity of existing T cells for defence against infections, cancer and better responses to vaccines
  - Reversal of autoimmunity and induction of tolerance to transplants to organs, tissues and stem cell-based therapies

Research and Development

- Norwood's research is conducted at Monash University, Melbourne, Australia

- Research being carried out on three new programs

  - preclinical for multiple sclerosis and diabetes
  - stem cell based therapies
  - gene and protein discovery

Planned Clinical Trials


Trial
2005
2006
2007
2008
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
BMT
BMT Auto
BMT Allo
Immune Response
HIV/AIDS
Tolerance
Pre-clinical

- The Phase IIb trials are being conducted in collaboration with TAP who are providing drug, project management and regulatory support. Funded by NIM, TAP and grants
- The results from these trials will provide sufficient data to initiate pivotal clinical trials with and will be presented at scientific and medical conferences and published in peer-reviewed journals
- Publications are expected to stimulate off-label sales of Lupron Depot® ("Lupron®")

norwood immunology

Commercial Development

Business Strategy

- Develop a range of proven applications for rejuvenation of the immune system:
  - treatment of cancer
  - infectious diseases
  - autoimmune diseases
  - enhancing the efficacy of vaccines
  - tolerance to transplanted organs, tissues and stem cells
- This strategy is founded on a deep understanding of the immune system and the use of LHRH analogues for restoring its function
- In conjunction with its US partner, TAP, expanding clinical applications of Lupron® products for immunological indications and receiving royalties for incremental sales
- The Norwood strategy will develop to include acquisitions, collaborations and partnerships in advanced therapeutics such as vaccines and stem cell therapies, that are synergistic with Norwood's business and technology platform

Intellectual Property

- Norwood has build a very strong portfolio of patent applications to protect its platform technology for rejuvenation of the immune system using LHRH analogues and similar compounds
- The Company owns 12 PCT and 80 patent application filed in 16 jurisdictions, including North America, Europe, Japan, Australia, Asia and other territories
- The patent portfolio also includes 16 issued patent in various territories around the world
- This patent portfolio is expected to protect the Company technology at least through the year 2020, and prevent other companies from marketing their LHRH analogues for immunological indications
- The Company is constantly monitoring the IP landscape related to its field and has an in-house IP attorney with a scientific degree in immunology. It will continue to protect its new discoveries

US Commercial and Development Agreement with TAP

TAP Pharmaceutical Products Inc.

- Norwood Immunology and TAP have signed an exclusive US license and co-development agreement to develop Lupron® products for immunological indications.
- TAP is the US LHRH analogue market leader with 2004 sales of approx. $800M.
- TAP is market leader in the US and their strong sales and marketing presence, in conjunction with our IP portfolio, will enable us to protect our market position in on and off-label sales
- Under the agreement, TAP pays NIM royalties on *incremental* sales of Lupron® on- and off-label for all *immunological* applications in the USA
- Drug can be prescribed off-label in a new indication if sufficient published data is available - this is common in cancer therapies and hence time to market is short – 2 to 3 years. First significant sales in immunological indications are projected to begin in 2008

Market Potential

Market Opportunity – the US Example

[redacted]

Viral Diseases

HIV/AIDS approx. 980,000 sufferers in North America, approx. 1.6 million in developed world and approx. 42 million globally

Autoimmune

Rheumatoid Arthritis (more than 2 million sufferers in US)

Type I Diabetes (approx 555,000 US sufferers)

Multiple Sclerosis (approx 400,000 US sufferers)

Vaccination

Improving cancer vaccines efficacy

Potential for improving other therapeutic adult vaccinations

[redacted]

Estimated 1.3 million p.a. newly diagnosed cancer patients in US

Approx. 1.4 million chemo patients

US annual cancer deaths 556,500

Estimated US *annual incidence* of cancer to double to 2.6 million in 2050

A effective immune system is important in the use of new cancer treatments

Tolerance/ transplants

Tolerising stem cell and organ transplants against rejection - a wide field of potential applications

norwood Immunology

Market Opportunity – the US Example

- Potential markets are significant with initial focus on cancer, HIV/AIDS and MS

- US cancer market for chemotherapy alone:

  - Approximately 1.4 million patients received chemotherapy treatment per annum Estimated cost of 6 month Lupron® treatment – US$2,500
  - We would expect Lupron® to be standard of care for all chemotherapy patients
  - potential total incremental US Lupron® revenues in this market is therefore approximately US$3.5 billion

- Royalty rates:

  - Royalty rates are within normal industry range
  - Industry average royalty rates vary between 5% and 20% (depending on revenue levels)

Financial Milestones

- Final trial results for BMT Auto and Melanoma vaccine trial are anticipated Q4 2007
- First royalties anticipated in 2008
- Projected cash flow break even in 2009
- Financial projections assume:
  - Costs to complete current clinical trial program
  - Research laboratory costs
  - Corporate overheads based on current activities including establishing a US office
  - Income derived from royalties and milestone from TAP from key US therapeutic markets including cancer, HIV/AIDS and MS
- Depending on progress towards a potential listing on a US exchange, additional costs associated with a full move to a US company are not yet reflected in the plan

Summary

norwood immunology

Creating, manipulating and activating the immune system

November 2005

norwood immunology

NORWOOD ABBEY

FURTHER PATENTS GRANTED FOR NORWOOD IMMUNOLOGY

Key Points:

- **Further Patents grant in Singapore and New Zealand**
- **Granted claims cover key aspects of the Immunology technology**

Norwood Abbey Ltd [ASX:NAL] advises that key patents relating to Norwood Immunology's (NIM) technology have been granted in Singapore and New Zealand. The grant of these patents strengthens NIM's Intellectual Property position in its key areas of cancer and infectious diseases. NIM is involved in clinical studies into enhancing the immune system of cancer patients and improving their response to vaccines.

The New Zealand Patent Office has granted Patent No 525830 entitled "Disease prevention by reactivation of the thymus" The Singapore Patent Office has also granted related Patent No 96306. These patents derive from PCT/IB01/02745, filed 12 October 2001, with a priority date of 13 October 2000. These patents have an expiry date of 12 October 2021. As previously announced, NIM has been issued with a Patent in this family in South Africa.

Both Patents relate to the use of a compound such as Lupron Depot® for enhancing Bone Marrow function. Bone Marrow is important in the generation of new blood and immune cells. Results from a preclinical study by the company showing improvements in Bone Marrow were published in the Journal of Immunology, as announced in August 2005. The Singapore patent also relates to the use of these same compounds to prevent infectious diseases. These patents have particular relevance in the prevention of infectious diseases in patients with an immunocompromised state. For example, in cancer patients where chemo or radio therapy has made them highly susceptible to infection.

NIM's technology is based on the use of FDA approved GnRH analogue drugs to enhance immune response and bone marrow function. GnRH analogue drugs include Lupron Depot® marketed by TAP Pharmaceutical Products, Inc, NIM's US partner.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

norwood
immunology

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

IMMUNOLOGY TRANSPLANTATION TOLERANCE STUDY COMMENCES

Key points:

- ***Pre-clinical transplantation tolerance trial commences***
- ***Trial leader David Sachs MD, Massachusetts General Hospital***
- ***First patients enrolled***

Medical technology group Norwood Abbey Ltd [ASX:NAL] announces that its subsidiary Norwood Immunology Ltd [AIM:NIM] has advised the commencement of the pre-clinical trial at Massachusetts General Hospital, in Boston, to determine whether tolerance to donated organ and tissue transplants can be established without the need for prolonged immuno-suppressants. This follows the Company's previous announcement on signing the collaboration agreement on 2 August 2005.

This proof of concept pre-clinical trial is being lead by clinical immunologist David Sachs MD, Director of the Transplantation Biology Research Center, at the Massachusetts General Hospital. The trial has now commenced, with the first two Lupron Depot® administrations completed.

This trial will test whether the thymus, having been reactivated by Norwood Immunology's technology can, in the presence of donor haemopoietic stem cells (the stem cells that form blood and immune cells), create a new immune system that is tolerant to that donor. In particular, the trial is examining whether a transplanted kidney will be accepted as "self" and survive without the need for long-term immuno-suppressive drugs.

The rejection of foreign transplants by the immune system is a significant clinical problem. Without the availability of a "perfect" tissue match, powerful immuno-suppressive drugs are normally required to avoid patient rejection of a transplant. Such drugs can have serious long-term side effects and leave donor organ recipients prone to infections.

The trial is being funded by NIM with support from its US licence partner, TAP Pharmaceutical Products Inc.

Richard Williams, CEO of Norwood Immunology, commented: "I am pleased that we are now underway with this important pre-clinical trial and am appreciative of the assistance that we have had from Dr Sachs and his team at Massachusetts General Hospital in the design and implementation of this important trial"

norwood immunology

NORWOOD ABBEY

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44-0-7860 295153

Lula Liossi
Corporate Communications Manager
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Notes for editors:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

Form 604

Corporations Act 2001
Section 671B

Notice of change of substantial holder

To Company Name/Scheme: **Norwood Abbey Ltd.**

ACN/ARSN: 085 162 456

1. Details of substantial holder (1)

Name: Oppenheimer Funds Inc, a member of the MassMutual Financial Group (Massachusetts Mutual Life Insurance Co. and Subsidiaries)

ACN/ARSN (if applicable): Not Applicable

There was a change in the interests of the substantial holder on:	12/06/2005
The previous notice was given to the company on:	10/05/2005
The previous notice was dated	10/05/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting Power (5)
Common Stock	11,320,000	6.02%	13,202,500	7.02%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/06/2005	Oppenheimer International Small Company Fund	Investment Management	See attached Annexure A	1,882,500	1,882,500

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as a holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Oppenheimer International Small Company Fund			Investment Management	Common-13,202,500	13,202,500

Annexure A
Norwood Abbey Ltd. ACN# 085 162 456
This is annexure form A of 2 pages in form 604 Notice of Initial Substantial Holder

Purchase/Sale - Specified Cusip

October 6, 2005 *through* *December 6, 2005*

Update filter for cusip before running. CU = xxxxxxxx

Fund	Security Number	Security Desc	Tran Code	Cost	Principal	Shares/Par	Trade Date	Settle Date	Entry Date	Broker Executing	Price (Base)	Price (Local)	Name Number
815	6268017	NORWOOD ABBEY LTD	BUY	77,903.98	(77,903.98)	192,000.00	10/06/2005	10/11/2005	10/06/2005	JFI	$ 0.4049	$ 0.5338	14666186
815	6268017	NORWOOD ABBEY LTD	BUY	90,646.76	(90,646.76)	211,113.00	10/07/2005	10/12/2005	10/07/2005	JFI	$ 0.4285	$ 0.5666	14680043
815	6268017	NORWOOD ABBEY LTD	BUY	20,812.55	(20,812.55)	49,200.00	10/10/2005	10/13/2005	10/10/2005	JFI	$ 0.4222	$ 0.5563	14690087
815	6268017	NORWOOD ABBEY LTD	BUY	38,745.11	(38,745.11)	87,587.00	10/11/2005	10/14/2005	10/11/2005	JFI	$ 0.4415	$ 0.5868	14707362
815	6268017	NORWOOD ABBEY LTD	BUY	70,729.57	(70,729.57)	155,100.00	10/12/2005	10/17/2005	10/12/2005	JFI	$ 0.4551	$ 0.6026	14710297
815	6268017	NORWOOD ABBEY LTD	BUY	25,296.12	(25,296.12)	56,220.00	10/13/2005	10/18/2005	10/13/2005	JFI	$ 0.4491	$ 0.5977	14722624
815	6268017	NORWOOD ABBEY LTD	BUY	22,681.25	(22,681.25)	50,180.00	10/14/2005	10/19/2005	10/14/2005	JFI	$ 0.4511	$ 0.5997	14737205
815	6268017	NORWOOD ABBEY LTD	BUY	16,504.36	(16,504.36)	36,991.00	10/17/2005	10/20/2005	10/17/2005	JFI	$ 0.4453	$ 0.5945	14751721
815	6268017	NORWOOD ABBEY LTD	BUY	24,734.71	(24,734.71)	56,609.00	10/18/2005	10/21/2005	10/18/2005	JFI	$ 0.4361	$ 0.5829	14755334
815	6268017	NORWOOD ABBEY LTD	BUY	12,125.92	(12,125.92)	27,540.00	10/19/2005	10/24/2005	10/19/2005	JFI	$ 0.4394	$ 0.5850	14769911
815	6268017	NORWOOD ABBEY LTD	BUY	20,908.12	(20,908.12)	48,160.00	10/20/2005	10/25/2005	10/20/2005	JFI	$ 0.4333	$ 0.5762	14778766
815	6268017	NORWOOD ABBEY LTD	BUY	10,598.92	(10,598.92)	25,270.00	10/21/2005	10/26/2005	10/21/2005	JFI	$ 0.4186	$ 0.5595	14789062
815	6268017	NORWOOD ABBEY LTD	BUY	27,906.79	(27,906.79)	69,030.00	10/24/2005	10/27/2005	10/24/2005	JFI	$ 0.4035	$ 0.5377	14800134
815	6268017	NORWOOD ABBEY LTD	BUY	36,259.58	(36,259.58)	87,000.00	10/25/2005	10/28/2005	10/25/2005	JFI	$ 0.4159	$ 0.5499	14807665
815	6268017	NORWOOD ABBEY LTD	BUY	4,139.15	(4,139.15)	10,000.00	10/26/2005	10/31/2005	10/26/2005	JFI	$ 0.4131	$ 0.5475	14820028
815	6268017	NORWOOD ABBEY LTD	BUY	22,229.45	(22,229.45)	57,400.00	10/27/2005	11/02/2005	10/27/2005	JFI	$ 0.3865	$ 0.5104	14837280
815	6268017	NORWOOD ABBEY LTD	BUY	15,436.33	(15,436.33)	42,100.00	10/28/2005	11/03/2005	10/28/2005	JFI	$ 0.3659	$ 0.4880	14838422
815	6268017	NORWOOD ABBEY LTD	BUY	5,563.13	(5,563.13)	15,000.00	10/31/2005	11/04/2005	10/31/2005	JFI	$ 0.3701	$ 0.4950	14848580
815	6268017	NORWOOD ABBEY LTD	BUY	27,615.32	(27,615.32)	73,000.00	11/01/2005	11/04/2005	11/01/2005	JFI	$ 0.3775	$ 0.5071	14862556
815	6268017	NORWOOD ABBEY LTD	BUY	22,211.49	(22,211.49)	60,500.00	11/02/2005	11/07/2005	11/02/2005	JFI	$ 0.3664	$ 0.4931	14873835
815	6268017	NORWOOD ABBEY LTD	BUY	10,862.99	(10,862.99)	30,161.00	11/03/2005	11/08/2005	11/03/2005	JFI	$ 0.3591	$ 0.4862	14882601
815	6268017	NORWOOD ABBEY LTD	BUY	4,822.51	(4,822.51)	14,081.00	11/04/2005	11/09/2005	11/04/2005	JFI	$ 0.3418	$ 0.4664	14891624
815	6268017	NORWOOD ABBEY LTD	BUY	16,813.06	(16,813.06)	45,758.00	11/07/2005	11/10/2005	11/07/2005	JFI	$ 0.3667	$ 0.5000	14901774
815	6268017	NORWOOD ABBEY LTD	BUY	16,300.57	(16,300.57)	43,000.00	11/08/2005	11/11/2005	11/08/2005	JFI	$ 0.3783	$ 0.5148	14915588
815	6268017	NORWOOD ABBEY LTD	BUY	9,512.23	(9,512.23)	25,500.00	11/09/2005	11/14/2005	11/09/2005	JFI	$ 0.3723	$ 0.5051	14923209
815	6268017	NORWOOD ABBEY LTD	BUY	8,406.41	(8,406.41)	22,500.00	11/10/2005	11/15/2005	11/10/2005	JFI	$ 0.3729	$ 0.5111	14942639
815	6268017	NORWOOD ABBEY LTD	BUY	7,195.80	(7,195.80)	20,000.00	11/11/2005	11/16/2005	11/11/2005	JFI	$ 0.3591	$ 0.4900	14944139
815	6268017	NORWOOD ABBEY LTD	BUY	7,769.17	(7,769.17)	22,661.00	11/14/2005	11/17/2005	11/14/2005	JFI	$ 0.3422	$ 0.4700	14952240
815	6268017	NORWOOD ABBEY LTD	BUY	2,189.25	(2,189.25)	6,339.00	11/15/2005	11/18/2005	11/15/2005	JFI	$ 0.3447	$ 0.4700	14961794
815	6268017	NORWOOD ABBEY LTD	BUY	11,520.70	(11,520.70)	33,500.00	11/16/2005	11/21/2005	11/16/2005	JFI	$ 0.3432	$ 0.4690	14972422
815	6268017	NORWOOD ABBEY LTD	BUY	4,021.59	(4,021.59)	11,500.00	11/17/2005	11/22/2005	11/17/2005	JFI	$ 0.3490	$ 0.4750	14981643
815	6268017	NORWOOD ABBEY LTD	BUY	5,144.83	(5,144.83)	14,993.00	11/18/2005	11/23/2005	11/18/2005	JFI	$ 0.3425	$ 0.4667	14999610
815	6268017	NORWOOD ABBEY LTD	BUY	6,898.52	(6,898.52)	20,507.00	11/21/2005	11/24/2005	11/21/2005	JFI	$ 0.3357	$ 0.4559	15005359
815	6268017	NORWOOD ABBEY LTD	BUY	16,822.12	(16,822.12)	52,000.00	11/22/2005	11/25/2005	11/22/2005	JFI	$ 0.3229	$ 0.4378	15013835
815	6268017	NORWOOD ABBEY LTD	BUY	5,167.98	(5,167.98)	15,500.00	11/23/2005	11/28/2005	11/23/2005	JFI	$ 0.3328	$ 0.4511	15024112
815	6268017	NORWOOD ABBEY LTD	BUY	5,717.12	(5,717.12)	17,000.00	11/24/2005	11/29/2005	11/25/2005	JFI	$ 0.3356	$ 0.4550	15033494
815	6268017	NORWOOD ABBEY LTD	BUY	2,757.10	(2,757.10)	8,000.00	11/25/2005	11/30/2005	11/25/2005	JFI	$ 0.3440	$ 0.4678	15033403
815	6268017	NORWOOD ABBEY LTD	BUY	5,134.19	(5,134.19)	15,000.00	11/28/2005	12/01/2005	11/28/2005	JFI	$ 0.3416	$ 0.4600	15040516

815	6268017	NORWOOD ABBEY LTD	BUY	4,086.62	(4,086.62)	12,000.00	11/30/2005	12/05/2005	11/30/2005	JFI	$	0.3399	$	0.4600	15061680
815	6268017	NORWOOD ABBEY LTD	BUY	4,204.32	(4,204.32)	12,500.00	12/05/2005	12/08/2005	12/05/2005	JFI	$	0.3157	$	0.4470	15100361
815	6268017	NORWOOD ABBEY LTD	BUY	10,532.35	(10,532.35)	30,000.00	12/06/2005	12/09/2005	12/06/2005	JFI	$	0.3504	$	0.4650	15109762
			Sub Total	768,928.04	-768,928.04	1,882,500.00									
			Grand Total	768,928.04	-768,928.04	1,882,500.00									

Signed: [signature] Date: 12.7.05

6. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Oppenheimer International Small Company Fund	Mutual Fund advised by reporter

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Oppenheimer Funds Inc, a member of the MassMutual Financial Group (Massachusetts Mutual Life Insurance Co. and Subsidiaries)	2 World Financial Center 225 Liberty Street New York, NY 10080 USA

Signature

Print name BRIAN DVORAK capacity VP - COMPLIANCE

Sign here [signature] date 12.7.05

norwood
immunology

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au

SINGAPORE PATENTS GRANTED FOR NORWOOD IMMUNOLOGY

Key Points:

- **Three Immunology Patents grant in Singapore**
- **Granted claims cover key aspects of the Immunology technology**

Norwood Abbey Ltd [ASX:NAL] advises that key patents relating to three different aspects of Norwood Immunology's (NIM) technology have been granted in Singapore. NIM is involved in clinical studies into enhancing the immune system of cancer patients and improving their response to vaccines.

The grant of these patents is an important achievement and significantly strengthens NIM's Intellectual Property position in its key areas of cancer and infectious diseases.

The three patents cover aspects of NIM's technology in relation to the use of GnRH analogues for the treatment of diseases, as well as an adjunct therapy, in relation to:-

- diseases such as AIDS

- autoimmune diseases - such as diabetes, rheumatoid arthritis and multiple sclerosis

- vaccinations.

NIM's technology is based on the use of FDA approved GnRH analogue drugs to regenerate the thymus gland and enhance bone marrow function. This "re-boots" the body's immune system so it can produce new T cells, enabling patients to better respond to disease. GnRH analogue drugs include Lupron Depot® marketed by TAP Pharmaceutical Products, Inc, NIM's US partner in the Immunology project.

The Singapore Patent Office has granted Patent Number 96309, entitled: "Stimulation of Thymus for Vaccination Development". The claims in these patents encompass the use of pharmaceuticals such as Lupron Depot® to enhance a vaccine response. The vaccine may be directed towards cancer or an infectious disease such as Herpes.

norwood immunology

NORWOOD ABBEY

As recently announced, NIM has entered into an important an important phase 2 clinical trial collaboration with The University of Texas M D Anderson Cancer Center of, Houston in the vaccine field to determine if there is an enhanced immune response to an investigational melanoma cancer vaccine.

Further, the Singapore Patent Office has recently granted Patent Number 2003/3686 with the title "Hematopoietic Stem Cell Gene Therapy". This Patent contains claims relating to the use of pharmaceuticals such as Lupron Depot® to treat or prevent diseases including AIDS through the use of genetically modified cells.

In addition, the Singapore Patent Office has granted Patent Number 96716 entitled "Normalization of Defective T cell Responsiveness through Manipulation of Thymic Regeneration". The claims of the patent relate to treatment of a patient with abnormal T cells, by treating with a pharmaceutical, such as Lupron Depot® , and depletion or suppression of those abnormal T cells. New progenitor cells also may be administered to the patient. This patent has relevance in the treatment of autoimmune disease or allergies, including juvenile diabetes, rheumatoid arthritis and multiple sclerosis.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

4 November 2005

By Facsimile: 1300 300 021

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Extraordinary General Meeting
Norwood Abbey Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary

Yours faithfully

Jeffrey Bell
Company Secretary

Norwood Abbey Limited
Extraordinary General Meeting

Proxy Summary
4 November 2005

1 Ratification of prior issue of securities

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
59,562,725	638,369	85,360	1,183,871

The motion was carried on a show of hands as an ordinary resolution.

2 Approval of issue of securities

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
59,633,645	649,369	57,440	1,183,871

The motion was carried on a show of hands as an ordinary resolution.